SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 12-b25
                   NOTIFICATION OF LATE FILING


[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q   [  ] Form N-SAR

For the Period Ended: February 28, 1999

[  ] Transition Report on Form    [  ] Transition Report on Form
10-K                              10-Q
[  ] Transition Report on Form    [  ] Transition Report on Form
20-F                              N-SAR
[  ] Transition Report on Form
11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: Betting, Inc.

Former Name, if Applicable: Leggoons, Inc.

31310 Eaglehaven Center, Suite 10
Address of Principal Executive Office (Street and Number):

Rancho Palos Verdes, CA 90275
City, State and Zip Code

               PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable)

                      PART III - NARRATIVE

The Company's accounting staff has not yet completed assembling the data for the prior quarter's 10Q, partially due to the effort involved in complying with the Consent Order it entered into with the Commission concerning its delinquent periodic reports for the previous fiscal year. The Company has complied with that Consent Order, and has filed all of the periodic reports for the fiscal year ended August 31, 1998, and the quarterly report for the period ended November 30, 1998.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Daniel G. Chapman, Esq.  (702) 732-2253

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See explanation below:

Betting, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 1999

     By: _/s/ Steven D. Walters
         Steven D. Walters, Controller